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SECURITIES AND ~~~~~

FEB 28 2022

Washington, DC

22006760

Washington, D.C. 20549



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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51431

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/21_____ AND ENDING _____12/31/21_____
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Presidio Merchant Partners LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__255 Clayton Street, Suite 200__
                                  (No. and Street)

__Denver__   __Colorado__   __80206__
          (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Brodie Cobb__   __(415) 449-2525__   __bcobb@thepresidiogroup.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ernst Wintter & Associates LLP__
                           (Name – if individual, state last, first, and middle name)

__675 Ygnacio Valley Road, Suite A200__   __Walnut Creek__   __California__   __94596__
(Address)   (City)   (State)   (Zip Code)

__February 24, 2009__   __3438__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Brodie Cobb_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Presidio Merchant Partners LLC_____, as of _____December 31, 2021__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Presidio Merchant Partners LLC
Table of Contents
December 31, 2021

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Presidio Merchant Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Presidio Merchant Partners LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Presidio Merchant Partners LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Presidio Merchant Partners LLC 's auditor since 2017.
Walnut Creek, California
February 19, 2021

Presidio Merchant Partners LLC

Statement of Financial Condition

December 31, 2021

Assets		
Cash	$	2,035,731
Accounts receivable		4,107
Prepaid expenses and other assets		1,493,755
Operating lease right-of-use assets		975,660
Property and equipment, net		72,591
Leasehold improvements, net		34,980
Total Assets	$	4,616,824

Liabilities and Member's Equity

Liabilities:		
Accounts payable	$	4,377
Accrued compensation		667,266
Deferred revenue		45,000
Operating lease liabilities		986,832
Accrued other		73,630
Total liabilities		1,777,105
Member's Equity		2,839,719
Total Liabilities and Member's Equity	$	4,616,824

See accompanying Notes to this Financial Statement

6

10:53:57 PM ET

Presidio Merchant Partners LLC
Notes to Financial Statement
December 31, 2021

---

1.   The Company and Its Significant Policies

The Company

Presidio Merchant Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a non-clearing broker-dealer and its operations consist primarily of providing investment banking advisory services. The Company is wholly owned by Presidio Financial Partners LLC ("the Parent") doing business as The Presidio Group LLC. As a limited liability company, the liability of the Parent is limited to the value of its membership interest.

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities (none of which are held for trading purposes) approximate the carrying values of such amounts. There are no assets or liabilities required to be valued at fair value on a recurring basis.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less. There are no withdrawal restrictions. At times, cash balances held at financial institutions are in excess of the Federal Deposit Insurance Corporation's insured limits; however, the Company primarily places its temporary cash with high-credit quality financial institutions. The Company has never experienced any losses related to those balances. There are no cash equivalents at December 31, 2021.

Accounts Receivable

Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2021.

7

1. The Company and Its Significant Policies (continued)

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2021, the Company had five long term operating leases and two short term operating leases. The Company has no finance leases.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the three year estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

Leasehold Improvements
Leasehold improvements are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the seven year expected life of the lease.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Parent. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examination by taxing authorities for tax years before 2017.

2. Property and Equipment

Details of property and equipment at December 31, 2021 are as follows:

Computer Equipment	$	33,801
Furniture		97,373
Fixtures		10,365
Less accumulated depreciation		68,948
Property and equipment, net	$	72,591

3. Revenue from Contracts with Customers

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $4,107 as of January 1, 2021 and December 31, 2021.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred retainer revenue related to contracts with customers was $225,000 and $45,000 as of January 1, 2021 and December 31, 2021, respectively.

4. Retirement Plans

The Company has a 401(K) plan that is available to all Eligible Employees. The Plan is a defined contribution plan, which is intended to qualify under Section 401(a) of the Internal Revenue Code. As a defined contribution plan, it is not covered under Title IV of ERISA and, therefore, benefits are not insured by the Pension Benefit Guaranty Corporation.

5. Related Party Transactions

At the sole discretion of Parent's manager, the Company generally makes distributions of 10% of gross revenue less allocated expenses. For the year ended December 31, 2021, the Parent's manager elected to reduce this distribution which totaled $2,718,328 and was paid $2,235,328 in cash and $438,000 in warrants. Periodically, the Company has outstanding payables and receivables arising from transactions with a related company. As of December 31, 2021, there were no amounts due to or due from the Parent.

Operating Leases
Operating leases are executed in the Parent's name but the Company uses the assets and assumes the liabilities under the leases. Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

5. Related Party Transactions (continued)

Operating Leases (continued)

The Parent has operating leases for equipment in Duluth, Georgia and Denver, Colorado. The Parent has operating leases for office space in San Francisco, California and Denver, Colorado. The Parent has an operating sublease for office space in Duluth, Georgia. Since the Company has the benefit of the related assets and pays all costs associated with operating leases and sublease, the ROU assets and operating lease liabilities related to leases and sublease are included in the Company's Statement of Financial Condition. There is one option to extend the term of the San Francisco office lease for a period of four years. There is an option to extend the term of the Denver office lease for two additional successive periods for a total of five years. It is not certain the Company will exercise the lease extension options in San Francisco or Denver. Therefore, the lease ROU asset and liability do not include an extended lease term option.

For the year ended December 31, 2021, information pertaining to related party operating leases and sublease is as follows:

Supplemental Statement of Financial Condition Information	
Operating leases:	
ROU assets	$ 975,660
Operating lease liabilities	$ 986,832
Weighted average remaining lease terms	27.6 months
Weighted average discount rate	5.00%

Supplemental Cash Flow Information	
Operating Lease ROU Assets:	
ROU assets on January 1, 2021	$ 337,413
ROU assets obtained in exchange for lease obligations	853,168
Amortization of ROU assets	(214,921)
Operating lease ROU assets for the year ended December 31, 2021	$ 975,660
Payments made on operating lease liabilities	$ 215,087

Maturities of operating lease liabilities	
2022	$ 319,535
2023	132,392
2024	134,517
2025	148,405
2026	152,032
2027	155,659
2028	92,035
Total lease payments	$ 1,134,575
Less discount	(147,743)
Total operating lease liabilities	$ 986,832

Presidio Merchant Partners LLC
Notes to Financial Statement
December 31, 2021

5. Related Party Transactions (continued)

Operating Leases (continued)

The Company has made an accounting policy election not to recognize ROU assets and lease liabilities that arise from short-term leases for any class of underlying asset.

For the year ended December 31, 2021, the Parent had an operating lease for equipment that was month-to-month. Since the Company had the benefit of and paid for all costs associated with this lease, the Company classified this equipment lease as short-term and expensed the lease payments as incurred.

As of August 1, 2020, the Company entered into a twelve-month operating lease with an expiration of July 1, 2021. Since the Company had the benefit of and paid for all costs associated with this lease, the Company classified this office lease as short-term and expensed the lease payments as incurred.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital equal to or greater than $5,000 or a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company's net capital was $1,234,286, which was $1,180,856 above its net capital requirement of $53,430. The Company's aggregate indebtedness to net capital ratio was .6493 to 1.

7. Concentrations of Risk

As of December 31, 2021, 100% of the receivable of $4,107 was related to one customer.

8. Commitments and Contingencies

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

9. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

10. **Subsequent Events**

The Company has evaluated subsequent events through February 19, 2022, the date which the financial statements were issued.